SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December 2011

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Investor Relations Officer
+5266-7758-5838
vfueyo@homex.com.mx

Homex Announces 2012 Guidance

Culiacán Mexico, December 5, 2011— Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV:HOMEX] today announced its guidance for 2012.

In the Mexico division, the Company will continue to focus on the affordable-entry level housing segment, which, historically, has been Homex’ core business, and where the Company maintains industry leadership. For 2012, Homex is clearly well positioned to take advantage of the increased incentives offered by the Federal Government to support homebuilders who are committed to the creation of better planned communities which address compact urban growth through increased project density. For 2012, the Federal Government has increased its subsidies program budget by approximately 70 percent from Ps.5.3 billion in 2011 to approximately Ps.9.4 billion, where vertical projects are the top priority. Importantly, as of September 30, 2011, 38 percent of Homex´ product mix constituted vertical construction. The Company’s customers can thereby take advantage of larger, attractive subsidies while enjoying the additional benefit of prioritization. Homex will continue to align its product mix according to market opportunities, looking to benefit from the market dynamics and trends.

At its international division, Homex foresees a promising 2012, as during recent years the Company has gained valuable knowledge from its first international endeavor in Brazil. Such lessons learned have resulted in improved, more efficient operations in Brazil. During 2012, Homex will continue to focus on its three current projects, located in the states of Sao Paulo and Mato Grosso do Sul and will continue to focus as well on the lower income segment where clients are financed through the mortgage program supported by the Federal government, called Minha Casa Minha Vida. The Company continues to feel confident in the solid fundamentals in Brazil and looks forward to continued improvement in working capital management, as it continues to gain valuable experience in the country.

The Company’s Infrastructure Division was created in 2009 when, as a result of its recognized expertise in construction, Homex was first subcontracted to execute certain building service contracts for the Federal and States Governments. Additionally, Homex has been awarded two, separate long term service contracts by Mexico’s Public Security Secretary (SSP) to build and operate (over a 20-year term) two federal penitentiaries: one for Ps. 5.2 billion and the other Ps.5.4 billion. In 2012, Homex will continue with the construction of the two federal penitentiaries and, in accordance with IMFRS 17, (Service Contracts Awards), the Company will receive guaranteed monthly payments from the SSP over the 20-year period starting in 2013. Further, during the construction period, Homex’ revenues related to these projects will be recorded using the percentage of completion method. Ongoing services’ revenues will be recognized on a monthly basis as the Company starts the operation of the prisons in 2013. Accounts receivable related to prison construction will amortize during the twenty-year period, and Homex will collect payments from the Federal Government on a monthly basis. This division will be a permanent source of revenues and positive margin contributor for Homex in the years ahead.

At its Tourism Division, during 2012 Homex will continue to follow a conservative investment and cost management policy for this division concentrating on its three on-going projects at Loreto, Los Cabos and Cancun. The division will represent less than one percent of total revenues during 2012.

For the year 2012, without considering the recognition of revenues from the expected construction of the two federal penitentiaries1, Homex expects its revenues to grow between 10 to 12 percent. Its Mexico division should have growth in the range of 7 to 8 percent. In Brazil, Homex expects important, triple digit revenue growth in the range of 135 to 160 percent equivalent to 2,100 to 2,400 housing units. Homex’ Tourism division is expected to grow 30 to 40 percent, and the Homex Infrastructure division is expected to grow approximately 5 percent, just considering on-going building service contracts with Mexican Federal and State governments.

Considering revenues from the expected construction of the two federal penitentiaries1 Homex Consolidated Revenue growth for 2012 is expected to be in the range of 37 to 39 percent.

Homex expects an EBITDA margin for the year of approximately 21 to 22 percent without considering revenues from the two federal penitentiaries and 25 to 27 percent when considering revenues from these projects.

For the coming year, Homex expects positive cash flow generation in the range of Ps.500 to Ps.800 million, without considering the contribution of revenues from the two federal penitentiaries projects.

1The Company’s long-term contracts awarded by the SSP to build and operate two separate federal penitentiaries are independent from Homex on-going construction contracts with State and Federal governments, where Homex is subcontracted as constructor. Homex expects to continue to recognize revenues from these contracts, recognized separately from the expected revenues from the two federal penitentiaries.

When considering the expected contribution of the two federal penitentiaries, because the construction of the penitentiaries occurs approximately within a one-year time period, there is an initial timing mismatch between the funds expended for the construction and the long-term contractual monthly payments from the federal government for the penitentiaries that will create negative free cash flow of approximately Ps. 4.4 billion on an accounting basis; however the initial negative free cash flow of these projects will be funded primarily through long-term financing from a government development bank at attractive rates that is non-recourse to Homex, therefore the operating cash flow of Homex from its other divisions and projects is not affected nor compromised for the funding of the two federal penitentiaries. Starting in 2013, principal and interest payments will be serviced through the monthly payments that Homex will start receiving from the Federal Government from the operation of the penitentiaries. The monthly payments, on an annual basis, will total approximately Ps.1.07 billion for each prison.

In the coming year, Homex expects to continue with its conservative land replacement strategy, where the Company expects to invest approximately Ps.1.6 billion. For capital expenditures (CAPEX) Homex has included a budget of approximately Ps.530 million which considers maintenance CAPEX for its concrete plants, which have positively helped the Company to maintain and improve margins, and capital expenditures for the maintenance and production of the Company’s aluminum moulds.

In relation to covenants, the Company expects to be in full compliance with all of its outstanding debt covenants in 2012 as a result of the company’s expected Revenue and EBITDA growth in its four divisions, under both scenarios of including and excluding expected revenue contribution from federal penitentiaries. Moreover, the company expects to reduce its housing related debt as a result of the expected positive free cash flow generation from its housing operations.

In regard to the implementation of IFRS effective in 2012, and based on internal assessments, the Company does not expect a material impact in its shareholders’ equity.

	Without the contribution of Penitentiaries Project	Including the contribution of Penitentiaries Project
Revenue Growth	10 to 12 percent	37 to 39 percent
EBITDA Margin	21 to 22 percent	25 to 27 percent
FCF	Ps. 500 to Ps.800 million	-Ps.4.4 billion*

*Off-set by long-term non-recourse financing

DESARROLLADORA HOMEX, S.A.B de C.V.
2012 GUIDANCE
CONFERENCE CALL NOTICE

DATE:	Tuesday, December 06, 2011

TIME:	3:00 PM Central Time (Mexico City) 4:00 PM Eastern Time (New York)

HOSTS:	Gerardo de Nicolás, Chief Executive Officer Carlos Moctezuma, Vice President of Finance and Planning and Chief Financial Officer Vania Fueyo, Investor Relations Officer

DIAL-IN:	International: 706-643-5124 U.S.: 866-887-3678 asscode: 34027745 Please call 10 minutes prior to start time and request the Homex call

REPLAY:	404-537-3406, available one hour after the call ends, the pass code to access the replay of the call is 34027745. Or via webcast at http://www.homex.com.mx/ri/index.htm

Please contact Ms. Vania Fueyo at (011-52-667) 758 5838 or via email at investor.relations@homex.com.mx with any questions.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model at three cities in Brazil. Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which has been the cornerstone for its growth.

In 2010, Homex consolidated its Mexico´s operations merging the affordable and middle income segments into the Mexico Division.

In addition, during 2010, the Infrastructure Division was launched, focused on building services contracts with the federal and state government. As a result of this re-organization, today Homex is formed by four divisions: Mexico Division, International Division, Government Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 5 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer